As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-284510

Supplement No. 3 dated November 2, 2026

(To Base Prospectus Supplement dated November 4, 2025, as supplemented by Supplement No. 1 thereto dated March 23, 2026 and Supplement No. 2 thereto dated May 6, 2026, and to the Prospectus dated January 27, 2025)

Class A Common Stock

Preferred Stock

This supplement relates to the offer and sale of shares of our class A common stock, $0.001 par value per share, and shares of several series of our preferred stock, $0.001 par value per share, pursuant to the Omnibus Sales Agreement, dated as of November 4, 2025, as amended, supplemented or otherwise modified from time to time (the “Sales Agreement”), by and among us and the sales agents identified therein (the “Agents”) and supplements the base prospectus supplement dated November 4, 2025 related thereto. This supplement should be read in conjunction with the base prospectus supplement, as supplemented by the supplements thereto dated March 23, 2026 and May 6, 2026, the annexes to the base prospectus supplement, and the accompanying prospectus dated January 27, 2025. Except as set forth herein, the base prospectus supplement, as supplemented, the annexes thereto and the accompanying prospectus remain unchanged.

We are filing this supplement to reflect the termination of the Sales Agreement by The Benchmark Company, LLC (“Benchmark”) solely with respect to its rights and obligations thereunder, and to amend the disclosure under the section heading “Plan of Distribution” in the base prospectus, as supplemented, as set forth below.

Amendment to Plan of Distribution:

On November 1, 2026, in connection with the completion of the acquisition of Benchmark by StoneX Group Inc., we and Benchmark entered into a termination agreement pursuant to Section 7(b)(ii) of the Sales Agreement, terminating the Sales Agreement solely with respect to Benchmark’s rights and obligations thereunder, effective November 1, 2026. Such termination does not affect the rights and obligations of the other Agents under the Sales Agreement, including StoneX Financial Inc., an affiliate of Benchmark, which remains an Agent under the Sales Agreement. Accordingly, effective as of November 1, 2026, Benchmark is no longer an Agent under the Sales Agreement, and each reference to the term “Agent,” “Agents” or “Selling Agent” in the base prospectus supplement, as supplemented, is hereby amended to exclude Benchmark and its broker-dealer affiliates.

Our business and an investment in our securities involve significant risks. These risks are described under the caption “Risk Factors Related to the ATM Offering Programs” beginning on page S-9 of the base prospectus supplement, and under the captions “Risk Factors” and “Risk Factor Updates” in each applicable annex to the base prospectus supplement and in the documents incorporated by reference into the base prospectus supplement.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement, the base prospectus supplement, any applicable annex to the base prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

TD Securities	StoneX	A.G.P.	Barclays

BTIG	Canaccord Genuity	Cantor	Clear Street

Compass Point	H.C. Wainwright & Co.	Keefe, Bruyette & Woods	Maxim Group LLC

Mizuho	Moelis & Company	Morgan Stanley	Santander

	SOCIETE GENERALE	Texas Capital Securities

November 2, 2026